Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-189532

Relating to the Preliminary Prospectus

Supplement, filed on August 4, 2014

PRICING TERM SHEET

Arbor Realty Trust, Inc.
7.375% Senior Notes due 2021

August 4, 2014

The information in this pricing term sheet relates only to the offering (the “Offering”) by Arbor Realty Trust, Inc. (the “Issuer”) of its additional 7.375% Senior Notes due 2021(the “Notes”) and should be read together with (i) the preliminary prospectus supplement dated August 4, 2014 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 (the “Preliminary Prospectus Supplement”) and (ii) the accompanying prospectus contained in Registration Statement No. 333-189532.

Issuer:	Arbor Realty Trust, Inc., a Maryland corporation

Title of Securities:

7.375% Senior Notes due 2021, which are a reopening of the $58,637,625 aggregate principal amount of the 7.375% Senior Notes due 2021 previously issued by the Issuer ($55,000,000 aggregate principal amount on May 12, 2014 and an additional $3,637,625 aggregate principal amount on May 29, 2014)

Listing:	ABRN / New York Stock Exchange

Aggregate Principal Amount Offered:	$35,000,000 aggregate principal amount of the Notes (or a total of $40,250,000 aggregate principal amount of the Notes if the underwriters exercise in full their option to purchase additional Notes)

Pro Forma Outstanding Indebtedness:

After giving effect to the issuance of the Notes (assuming no exercise by the underwriters of their option to purchase additional Notes), the Issuer’s total consolidated indebtedness would have been approximately $1.310 billion as of June 30, 2014.

Maturity Date:	May 15, 2021, unless earlier redeemed or repurchased

Price to Public:	96.80% of par (or $24.20 per Note)

Interest Rate:	7.375% per annum, accruing from August 15, 2014

Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 2014

Optional Redemption:

Prior to May 15, 2017, the Notes will not be redeemable. On or after May 15, 2017 and prior to the maturity date, the Issuer may redeem for cash all or part of the Notes, upon not less than 45 nor more than 60 calendar days’ notice before the redemption date to the trustee, the paying agent and each holder of Notes. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Fundamental Change Repurchase Event:

If a Fundamental Change (as defined in the preliminary prospectus relating to the Offering) occurs at any time, holders will have the right, at their option, to require the Issuer to repurchase for cash any or all of their Notes, or any portion of the principal amount thereof that is equal to $25 or an integral multiple of $25 in excess thereof. The price the Issuer is required to pay is equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (unless the repurchase date falls after a regular record date but on or prior to the interest payment date to which such regular record date relates, in which case the Issuer will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date, and the repurchase price will be equal to 101% of the principal amount of the Notes to be repurchased).

Aggregate Underwriting Discount:	$1,225,000 ($1,408,750 if the underwriters exercise in full their option to purchase additional Notes)

Net Proceeds:

The estimated net proceeds from the sale of the Notes will be approximately $32.50 million (or approximately $37.40 million if the underwriters exercise in full their option to purchase additional Notes), after deducting underwriting discounts and the Issuer’s estimated offering expenses.

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes to make investments relating to its business, to repurchase or pay liabilities and for general corporate purposes.

Pricing Date:	August 4, 2014

Closing Date:	T+3; August 7, 2014

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Keefe, Bruyette & Woods, Inc. and MLV & Co. LLC

Co-Managers	JMP Securities LLC and Ladenburg Thalmann & Co. Inc.

Settlement:	DTC

CUSIP / ISIN:	038923884 / US0389238843

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-189532), including a base prospectus dated August 5, 2013 and a preliminary prospectus supplement, dated August 4, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Deutsche Bank Securities Inc. at 1-800-503-4611, Keefe, Bruyette & Woods, Inc. at 1-800-966-1559, or MLV & CO. LLC at 1-212-542-5882.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.